PIONEER METALS CORPORATION
SUITE 1007 - 808 NELSON STREET, VANCOUVER, B.C., CANADA V6Z 2H2
PH: (604) 669-3383 FAX: (604) 669-1240
email: pmc@intergate.ca website: www.pioneermetals.net

NEWS RELEASE

October 3, 2006	Trading Symbol: PSM-TSX

Pioneer Update on Status of NovaGold’s Surface Lease Application on the Grace Claims

Pioneer Metals Corporation (“Pioneer”) wishes to update its shareholders on events related to its ongoing litigation with NovaGold Resources Inc. (“NovaGold”) regarding Pioneer’s 100% owned Grace Project and NovaGold’s press release dated October 2, 2006. NovaGold’s press release contains a number of errors and omissions. Pioneer wants to set the record straight concerning the use of Pioneer’s Grace claims for NovaGold’s proposed tailings and waste rock facility for its Galore Creek property.

1.
NovaGold’s press release implies that the British Columbia government has made a decision to grant a surface lease to NovaGold. That is incorrect. What really happened is that a staff-level mines inspector in the Smithers office of the Ministry of Energy Mines and Petroleum Resources (“MEMPR”) issued an internal memorandum indicating her concurrence with a report submitted by NovaGold (not by an independent expert) regarding the results of the very limited drilling it had conducted on the property. This memorandum was part of the normal Environmental Assessment (“EA”) process - it was not the adjudication of NovaGold’s surface lease application. The MEMPR is but one of at least 8 agencies or entities (including Pioneer) that the Integrated Land Management Bureau of the Ministry of Agriculture and Land of British Columbia (“ILMB”) asked to comment on potential conflicting land uses as part of the EA process. Comments on the conflicting land uses (such as the conflict between Pioneer and NovaGold) are not due until October 20, 2006, at the earliest. The ILMB’s recommendations concerning resolution of any conflicts will be contained in a subsequent ILMB report, which itself will then be subject to numerous levels of internal review and, ultimately, if appropriate, judicial review. NovaGold’s characterization of the MEMPR’s mine inspector’s internal memorandum as an important milestone is misleading.

2.
NovaGold’s press release claims that Pioneer failed to comment on or object to the proposed tailings facility on the Grace claims. Mr. Rick Van Nieuwenhuyse stated “No comments or complaints with regards to NovaGold’s proposed tailings and waste rock storage facility on the Grace claims were lodged by Barrick or Pioneer prior to the close of the comment period.” That statement is also utterly false on two counts. In fact, Pioneer has registered its strenuous objections with the ILMB on two occasions. For example, on August 25, 2006, Pioneer’s litigation counsel, Howard Shapray, Q.C., wrote to Mr. Ian Smythe, the individual charged with adjudication of the application and stated, among other things:

“Pioneer Opposes the NovaGold Application

Pioneer strongly objects to any steps on the part of the Crown to grant approval of the Application. It is Pioneer’s position that this Application directly interferes with and derogates from Pioneer’s rights to conduct proper exploration and exploitation of the Grace Property Claims as contemplated by law in British Columbia.

Pioneer believes that the Application may be based upon false or incomplete information concerning the nature and extent of the interference with Pioneer’s rights as well as incomplete technical information concerning the potential existence of economic mineralization on the Grace Property Claims. Accordingly, as a matter of fairness and natural justice, Pioneer wishes to make formal technical and legal submissions to substantiate why this application must be refused in due course.”

Further, Pioneer has been invited to submit more information respecting its opposition by October 20, 2006, which it intends to do.

3.
B.C. law also provides for an appeal process under the Land Act for decisions of the Ministry of Agriculture and Lands (with whom NovaGold’s application is pending) which Pioneer would expect to invoke should the B.C. government ultimately make a decision that would adversely affect Pioneer’s rights to fully explore and develop the entirety of the Grace claims to Pioneer’s satisfaction. Pioneer would expect to ask the Supreme Court of British Columbia to review any adverse decision.

4.
The NovaGold press release also makes reference to the Eskay Creek Mine owned by Barrick Gold Corporation as an example of an instance where the British Columbia government granted a surface lease over the objection of the holder of mining claims, Tagish Resources. That also is incorrect. The British Columbia government declined to issue the lease for a tailings facility while the Eskay Creek dispute was outstanding. A lease was issued by the B.C. government only after Tagish Resources formally withdrew its objections. It is Pioneer’s view that the Eskay Creek application bears no resemblance to the NovaGold/Pioneer situation for a variety of reasons that should be obvious to those familiar with the issues.

5.
NovaGold’s press release fails to acknowledge that even if a surface lease was ultimately granted to NovaGold that Pioneer retains the primary rights to use the Grace claims for mineral exploration and development purposes. Pioneer has made it clear to NovaGold that if NovaGold is unwilling to conduct proper exploration on the Grace Project, Pioneer fully intends to do so. NovaGold’s use of a surface lease on the Grace claims to consume and sterilize the Grace property will occur, if at all, only once Pioneer has properly exhausted the exploration and development potential of the Grace property and followed up on significant mineralization already identified by drilling conducted by NovaGold.

“The burden that NovaGold has placed on the Grace property to produce a deposit the size of the Central Zone, which hosts the majority of the mineral resource at Galore Creek, is the basis on which NovaGold has attempted to condemn it. The need to condemn the Grace property is out of sheer necessity, since all other alternative tailings sites studied have been rejected,” said Stephen Sorensen, President and CEO of Pioneer.

“NovaGold has submitted a report written by their employee to the B.C. government that declares that there is no economic potential in the proposed tailings and waste rock storage area, based upon limited, questionable drilling.  I believe that the potential exists for other types of precious and base metals deposits within the area that NovaGold wished to condemn.  I am confident that a professional independent geologist will, after reviewing the Grace Project exploration results, of which several drill holes encountered significant gold and copper mineralization, reach the same conclusion.”

NovaGold’s press release also fails to properly acknowledge the potential impact of the litigation in progress between Pioneer and NovaGold regarding the Grace claims, relating to NovaGold’s having obtained access to the Grace claims under the alleged false premise of wishing to conduct bona fide exploration rather than the alleged hidden agenda of condemnation.

Pioneer intends to work with the government of British Columbia to ensure that its interests in the Grace claims are fully protected consistent with the laws of British Columbia. It also intends to vigorously pursue its rights through all administrative and judicial means.

ON BEHALF OF THE BOARD OF DIRECTORS OF PIONEER METALS CORPORATION

Stephen H. Sorensen,
President & C.E.O.

Forward looking statements: This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond Pioneer's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Although Pioneer believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these forward-looking statements.